<u>Corrected Order</u>

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2015
(Amending Confidential Treatment Order dated September 8, 2014)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

Masimo Corporation

File No. 333-142171 - CF# 31255
_____

Masimo Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 17, 2007.

Based on representations by Masimo Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through June 30, 2015
Exhibit 10.15	through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary